

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 26, 2010

Via U.S. Mail

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

      **Re:    Navios Maritime Holdings Inc.**
              **Form 20-F for the year ended December 31, 2009**
              **Filed March 16, 2010**
              **File No. 001-33311**

Dear Ms. Frangou:

We have reviewed your response dated July 27, 2010 and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

<u>Annual Report on Form 20-F for the year ended December 31, 2009</u>

<u>Navios Maritime Holdings Inc. Financial Statements, page F-1</u>
<u>Note 3:  Acquisition, page F-25</u>
<u>Acquisition of Horamar Group, page F-25</u>

1.  We note your response to our prior comment 4 but are still unclear as to how the $98,857 consideration to sellers in the form of common shares of Navios Logistics was determined.  Please tell us how the fair value of the 7,235 shares at the date of issuance was determined.

<u>Note 24:  Investments in Available for Sale Securities, page F-55</u>

2.  We note your response to prior comment 11.  Please tell us specifically, the nature of the preferences the common units have over the subordinated units of Navios Partners.  As part of your response, please tell us the terms of the 3,131,415 common units and the terms of the subordinated units and explain in detail how the terms of each of these equity securities they differ.  We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief